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                              July 8, 2023

       Erez Aminov
       Chief Executive Officer
       MIRA Pharmaceuticals, Inc.
       900 West Platt Street, Suite 200
       Tampa, FL 33606-2173

                                                        Re: MIRA
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 29, 2023
                                                            File No. 333-273024

       Dear Erez Aminov:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Notes to Financial Statements
       Note 10- Subsequent Events
       Reverse Stock Split, page F-14

   1. Please have your auditors provide a revised audit report with regards to the reverse stock split that was
completed June 28, 2023 (and disclosed in the updated footnote 10) in accordance with
paragraph .05 of AS 3110, or explain why a revised audit report is not required.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Erez Aminov
MIRA Pharmaceuticals, Inc.
July 8, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Jason Drory at 202-551-8342 with any other questions.



                                                           Sincerely,
FirstName LastNameErez Aminov
                                                           Division of
Corporation Finance
Comapany NameMIRA Pharmaceuticals, Inc.
                                                           Office of Life
Sciences
July 8, 2023 Page 2
cc:       Curt Creely
FirstName LastName